

BP 9/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36492

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prime Capital Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Raymond Avenue
(No. and Street)

Poughkeepsie (City) NY (State) 12603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Conroy 845-471-4457
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb + Co., LLP
(Name – *if individual, state last, first, middle name*)

805 Third Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

PROCESSED
SEP 07 2007
THOMSON FINANCIAL



RECEIVED
AUG 29 2007

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis M. Conroy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prime Capital Services, Inc., as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Financial + Operations Officer
Title



Notary Public

MONIKA A KORT
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KO6030879
Qualified In Ulster County
My Commission Expires September 20, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


PRIME
CAPITAL SERVICES

Audited Financial Year Ended June 30, 2007

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

PRIME CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Gilman & Ciocia, Inc.)

June 30, 2007

CONTENTS



SHERB & CO., LLP

Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com

Offices in New York and Florida

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
Prime Capital Services, Inc.

We have audited the accompanying statement of financial condition of Prime Capital Services, Inc. (a wholly-owned subsidiary of Gilman & Ciocia, Inc.) (the "Company") as of June 30, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prime Capital Services, Inc. as of June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As stated in Note G, the Company's stock has been pledged by its Parent, Gilman & Ciocia, Inc., as collateral to secure a bank loan, which is currently in default. In the event that Gilman & Ciocia, Inc. continues to be in default of its bank loan, there is uncertainty as to the control of the Company.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP

New York, New York
August 23, 2007

Prime Capital Services
(A Wholly-owned Subsidiary of Gilman & Ciocia, Inc.)

STATEMENT OF FINANCIAL CONDITION

June 30, 2007

ASSETS

Cash and cash equivalents	$ 1,242,556
Commissions receivable	3,091,119
Securities owned at market value	160,116
Intangible assets (net of accumulated amortization of $1,345,082)	1,125,506
Goodwill (net of accumulated amortization of $603,250)	2,687,244
Receivable from parent	2,368,824
Other	458,731
Total assets	$11,134,096
LIABILITIES AND STOCKHOLDERS' EQUITY	
Commissions payable	$ 2,597,336
Securities sold, not yet purchased, at market value	30,288
Accounts payable and other accrued liabilities	475,633
Total liabilities	3,103,257
Stockholders' equity	
Common stock, class A; $.01 par value; 5,000 shares authorized; 1,525 shares issued and outstanding	15
Common stock, class B; $.01 par value; 5,000 shares authorized; none issued	0
Preferred stock; $.01 par value; 10,000 shares authorized; none issued	0
Additional paid-in capital	7,382,710
Retained Earnings	648,114
Total stockholders' equity	8,030,839
Total liabilities and stockholders' equity	$11,134,096

The accompanying notes are an integral part of this financial statement.

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman & Ciocia, Inc.)

STATEMENT OF OPERATIONS

Year ended June 30, 2007

Revenues	
Commissions	$35,003,857
Trading gains, net	672,836
Interest	36,072
Other	556,508
	$36,269,273
Operating expenses	
Commissions Affiliate	4,145,366
Commissions Non-affiliate	19,993,080
Overhead fee to Affiliate	8,577,314
Brokerage and licensing fees	946,891
Amortization	163,040
Professional fees	207,525
Interest expense	15,835
Other	373,143
	34,422,194
Net Income	$ 1,847,079

The accompanying notes are an integral part of this financial statement.

Prime Capital Services
(A Wholly-owned Subsidiary of Gilman & Ciocia, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended June 30, 2007

	Class A common stock	Class B common stock	Preferred stock	Additional paid-in capital	Retained Earnings (Accumulated deficit)	Total stockholders' equity
Balance at June 30, 2006	$ 15	$ -	$ -	$7,382,710	$ (1,198,965)	$ 6,183,760
Net Income	-	-	-	-	1,847,079	1,847,079
Balance at June 30, 2007	$ 15	$ -	$ -	$7,382,710	$ 648,114	$8,030,839

The accompanying notes are an integral part of this financial statement.

Prime Capital Services, Inc.
(A Wholly-owned Subsidiary of Gilman & Ciocia, Inc.)

STATEMENT OF CASH FLOWS

Year ended June 30, 2007

Cash flows from operating activities	
Net Income	$1,847,079
Adjustment to reconcile net income to net cash and Cash equivalents provided by operating activities	
Amortization	163,039
(Increase) decrease in operating assets	
Commissions receivable	189,471
Securities owned at market value	85,724
Receivable from parent	(1,412,347)
Other	28,550
Increase (decrease) in operating liabilities	
Commissions payable	148,682
Securities sold, not yet purchased	12,465
Accounts payable and other accrued liabilities	(818,794)
Net cash and cash equivalents provided by operating activities	243,869
Cash flows from investing activities	
Due from employees	(63,877)
Net cash used in investing activities	(63,877)
Cash flows from financing activities	0
NET INCREASE IN CASH AND CASH EQUIVALENTS	$ 179,992
Cash and cash equivalents at beginning of year	$1,062,563
Cash and cash equivalents at end of year	$1,242,556
Supplemental disclosure of cash information:	
Cash and cash equivalents paid during the year for	
Interest	$ 15,835
Income taxes	$ 0

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENTS

June 30, 2007

NOTE A - ORGANIZATION AND BUSINESS

Prime Capital Services, Inc. ("Prime" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Gilman & Ciocia, Inc. ("Gilman"), a publicly owned Delaware corporation. The Company, in addition to conducting proprietary and principal transactions for both over the counter and fixed income securities, is engaged in a retail business focusing on financial planning including referrals from Gilman to generate commission revenue through the sale of securities and insurance products, introducing all customers to its clearing broker pursuant to a fully disclosed clearance agreement and is therefore exempt from the requirements of SEC rule 15c3-3 under paragraph k(2)(ii).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary and principal transactions of both over-the-counter and fixed-income securities are reflected on a trade-date basis, with any realized gains or losses reflected on the statement of operations. Customer securities transactions are recorded on a settlement-date basis with commission income and expense recorded on a trade-date basis.

Securities owned and securities sold, but not yet purchased are stated at quoted market values and the resulting unrealized gains and losses are reflected in the statement of operations.

Subsequent market fluctuation of securities sold, but not yet purchased, may require purchasing the securities at prices which may differ from the market values reflected in the statement of financial condition.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents include investments in money market funds and are stated at cost, which approximates market value. Cash at times may exceed FDIC insurable limits.

Marketable Securities

The Company accounts for its short-term investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments on Debt and Equity Securities" ("SFAS 115"). The Company's short-term investments consist of trading securities and are stated at quoted market values, with unrealized gains and losses reported as investment income in earnings. Realized gains, realized losses and declines in value deemed to be other-then-temporary, are included in other income (expense). All gains and losses are calculated on the basis of specific-identification method. Interest earned is included in earnings.

NOTES TO FINANCIAL STATEMENTS (continued)

June 30, 2007

NOTE B – (continued)

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, marketable securities, accounts receivable, notes receivable, and accounts payable, approximated fair value as of June 30, 2007.

Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts based on management's estimate of collectability of such trade receivables and notes receivable outstanding. As of June 30, 2007, management believes such trade receivables and notes receivable are fully collectible, hence no allowance has been recorded nor was any bad debt expense recorded during the year.

Commission Income

The Company records commission income on mutual funds, insurance products and other agency trades on a trade-date basis.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has been named as a defendant in various customer arbitrations. These claims result from the actions of brokers affiliated with the Company. In addition, under the Prime Capital Services, Inc. Registered Representatives contract, each registered representative has indemnified the Company for these claims and is responsible for covering costs in connection with these claims. In accordance with SFAS No. 5 "Accounting for Contingencies," the Company has established liabilities for potential losses from such complaints, legal actions, investigations and proceedings. In establishing these liabilities, the Company's management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of the losses. In making these decisions, we base our judgments on our knowledge of the situations, consultations with legal counsel and our historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect our estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, we cannot predict with certainty the eventual loss or range of loss related to such matters. If our judgments prove to be incorrect, our liability

NOTE B – (continued)

for losses and contingencies may not accurately reflect actual losses that result from these actions, which could materially affect results in the period other expenses are ultimately determined. As of June 30, 2007, the Company had accrued approximately $171,700 for these matters. A majority of these claims are covered by the Company's errors and omissions insurance policy. Management believes that the outcomes of currently pending cases will have no material effect on the Company's financial statements.

Income Taxes

The Company files a consolidated federal income tax return and a combined return for state and local purposes with Gilman. In July 2002, the Company entered into a tax sharing agreement with Gilman whereby the Company computes a separate federal, state and local income tax liability/benefit which is reflected as an intercompany receivable/payable to Gilman to the extent that there is a consolidated income tax liability/benefit.

Impairment of Intangible Assets

Impairment of intangible assets results in a charge to operations whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The measurement of the future net cash flows to be generated is subject to management's reasonable expectations with respect to the Company's future operations and future economic conditions which may affect those cash flows. The Company tests goodwill for impairment annually or more frequently whenever events occur or circumstances change, which would more likely than not reduce the fair value of a reporting unit below its carrying amount. The measurement of fair value in lieu of a public market for such assets or a willing unrelated buyer relies on management's reasonable estimate of what a willing buyer would pay for such assets. Management's estimate is based on its knowledge of the industry, what similar assets have been valued in sales transactions, current market conditions and independent valuations. Long-lived tangible assets and intangible assets with definite lives will be subject to impairment under SFAS No. 144.

Identified finite-lived intangible assets will be amortized over their useful lives and reviewed for impairment when circumstances warrant. Amortization of finite-lived intangible assets is calculated on a straight-line basis over 15-20 years.

NOTE C - INTANGIBLE ASSETS

At June 30, 2007 the Company had intangible assets valued at $2,471,000, in connection with the acquisition of the Company by Gilman which was accounted for under the purchase method. Intangible assets consist of the Broker-Dealer Registration and the Independent Contractor Agreements of the Company in the amounts of approximately $100,000 and $2,371,000, respectively. The related accumulated amortization of the Company's intangible assets at June 30, 2007 amounted to approximately $41,250 and $1,303,840 for the Broker-Dealer Registration and the Independent Contractor Agreements, respectively.

Amortization expense for the fiscal year ended June 30, 2007 amounted to $163,040. Estimated amortization expense for the next five fiscals years 2008, 2009, 2010, 2011 and 2012 is expected to be $163,040 each year and approximately $310,000 thereafter.

As of June 30, 2007 the remaining amount of the Company's goodwill, net of amortization recorded prior to June 30, 2002, was approximately $2,700,000.

NOTE D - PAYABLE TO CLEARING BROKER

The Company conducts business with its clearing broker on behalf of its customers and for its own proprietary accounts. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a clearance agreement.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. The company does have $150,000 of cash held on deposit for the satisfaction of any unsettled obligations.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers.

NOTE E - RELATED-PARTY TRANSACTIONS

The Company entered into a contract with its parent, Gilman & Ciocia, Inc (Gilman) to provide overhead services, such as administrative expenses. These administrative expenses include operational costs such as rent, payroll, commission processing services, and other administrative support services. The overhead fee expense is calculated as a fixed percentage of Gilman's administrative expenses. Any underpayment of this expense is recorded as a liability on the Company's books, while any over payment is treated as a receivable. The overhead fee for the year ended June 30, 2007, was approximately $8,577,000.

NOTE E – (continued)

The Company records commission revenue for sales made by registered representatives that are also employees of Gilman. As of June 30, 2007 approximately $4,145,366 of commission expense and approximately $1,059,672 of commissions payable, net, were reflected for these transactions in "Commissions" and "Payable to parent" in the statements of operation and financial condition, respectively.

The Company receives payment for account supervision for its Registered Investment Advisor affiliate, Asset & Financial Planning, Ltd. (AFP) and pays 100% of this fee to this affiliate. For the year ended June 30, 2007 the amount received by the Company and paid to AFP totaled approximately $4,238,500, which is presented net in the statement of operations.

As of June 30, 2007, there was a net receivable of $2,368,824 due from parent or affiliates as a result of transactions conducted with the parent and affiliates to date. Such receivable is non-interest bearing.

NOTE F - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2007, the Company had net capital of $1,212,132, which exceeded its requirement of $203,785 by $1,008,347. At June 30, 2007, the Company's ratio of aggregate indebtedness to net capital was 2.5 to 1.

Proprietary accounts held at the Clearing Broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker, which required, among other things, for the Clearing Broker to perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE G - COMMITMENTS AND CONTINGENCIES

Gilman has pledged the capital stock of the Company to a national bank (the "Bank") to secure indebtedness incurred by Gilman under a credit facility (the "Facility") provided by the Bank. Gilman has paid its scheduled debt service but has failed to maintain the ratios of (1) EBITDA to the sum of interest expense and the current portion of long-term debt of at least 2.0, and (2) senior funded debt to EBITDA of less than 0.75, in each case required by the Facility, and has changed its control without the Bank's consent. As a result, the Bank has sent to Gilman a notice of default and demand for payment of all indebtedness owed by Gilman under the Facility. However, by Forbearance agreement dated November 27, 2002, and amendments to the Forbearance agreement dated June 18, 2003, March 4, 2004, March 1, 2005 and April 1, 2006, which extended the original terms of the agreement and the payment due dates, the Bank has agreed not to enforce its rights for accelerated payment. As of June 30, 2007, the indebtedness was $838,930. As of June 30, 2007 Gilman is in compliance with its payments to the Bank.

NOTE H - INCOME TAXES

At June 30, 2007 the Company does not have a separate federal income tax liability as the consolidated group of Gilman does not have any federal tax liability.

NOTE I - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, CONCENTRATION, RISK AND CREDIT RISK

In the normal course of business, the Company's securities activities involve the execution and settlement of various securities transactions for customers. These activiities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers and third party providers. Additionally, substantially all of the Company's cash and securities are held with its clearing broker.

If the agency transactions do not settle because of failure to perform by either the customer or the counter parties, the company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of trade receivables. The majority of the Company's trade receivables are commissions earned from providing financial planning services that include securities/brokerage services. As a result of the diversity of services, markets and the wide variety of customers, the Company does not consider itself to have any significant concentration of credit risk.

NOTE J - REGULATORY AND LEGAL MATTERS

On September 6, 2005, the Company received an informal inquiry from the SEC regarding variable annuity sales by the Company's registered representatives during the period January 1, 2002 through August 1, 2005. On June 22, 2006, the SEC entered a formal order of investigation and subsequently served the Company with two document subpoenas. The Company is cooperating fully with the SEC in connection with this inquiry. At this early stage of the formal investigation, the Company cannot predict whether an enforcement action will result from the SEC's investigation.

SUPPLEMENTARY INFORMATION

Prime Capital Services, Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Schedule I

June 30, 2007

Net capital	
Stockholder's equity qualified for net capital	$ 8,030,839
Deductions and/or charges	
Nonallowable assets	
Commissions receivable, net	113,272
Goodwill and other intangibles, net	3,812,750
Other assets	2,819,539
Fidelity bond deduction	45,112
Net capital before haircuts on securities positions	1,240,166
Haircuts on securities	
Debt securities and others	28,034
Net capital	1,212,132
Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $3,056,779 or $100,000	203,785
Excess net capital	$1,008,347
Ratio of aggregate indebtedness to net capital	2.5 to 1

There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as amended.

1(B) Mr. Dennis Conroy, Chief Financial Officer
Prime Capital Services, Inc.
11 Raymond Avenue
Poughkeepsie, NY 12603

1(B) U.S. Securities and Exchange Commission
Northeast Regional Office
3 World Financial Center
Suite 4300
New York, NY 10281

2(B) U.S. Securities and Exchange Commission
Division of Market Regulation
100 F Street, NE
Washington, D.C. 20549

1(B) Department of Securities Regulation
810 1st Street, NE
Suite 701
Washington, DC 20002

1(B) Financial Industry Regulatory Authority
Member Regulation Programs/Systems Support
Attn: Eleanor Sabalbaro
9509 Key West Avenue, 4th Floor
Rockville, Maryland 20850

1(B) Financial Industry Regulatory Authority
Lilly So
New Jersey District Office
Suite 710
581 Main Street
Woodbridge, NJ 07095

1(B) National Securities Clearing Corporation
Attn: Surveillance Department
55 Water Street, 22nd Floor
New York, NY 10041

1(B) National Financial Services
Sonja Pavlovic, Risk Department
1000 Plaza 5
Mail Zone NJBD2
Jersey City, NJ 07311

1(B) Arizona Corporation Commission
Securities Division
1300 West Washington Street, 3rd Floor
Phoenix, AZ 85007

1(B) Arkansas Securities Department
Heritage West Building
201 East Markham
Room 300
Little Rock, AR 72201-1692

1(B) State of California
Department of Corporations
1515 K Street, Suite 200
Sacramento, CA 95814

1(B) Office of Financial Regulation
Securities Division
200 East Gaines Street
Tallahassee, FL 32399-0375

1(B) Department of Commerce & Consumer Affairs
Securities Division
335 Merchant Division
Room 2058
Honolulu, HI 96813

1(B) Iowa Securities Bureau
Attn: Joanne Herrmann
340 Maple Street
Des Moines, IA 50319-0066

1(B) State of Kentucky
Kentucky Securities Commission
1025 Capital Center Drive, Suite 200
Frankfort, KY 40601

1(B) Securities Commission
Office of Financial Institutions
8660 United Plaza Boulevard, 2nd Floor
Baton Rouge, LA 70809-7024

1(B) State of New Hampshire
Bureau of Securities Regulation
State House
107 North Main Street, Room 204
Concord, NH 03301-4989

1(B) State of New Jersey
Bureau of Securities
Gibraltar Building
153 Halsey Street, 6th Floor
Newark, NJ 07102

1(B) State of New Mexico
New Mexico Securities Division
725 St. Michael's Drive
Santa Fe, NM 87505-7605

1(B) Office of the Attorney General
Securities Division
Attn: Lisa Lomas
Rembert C. Dennis Building
100 Assembly Street
Columbia, SC 29201

1(B) Tennessee Securities Division
500 James Robertson Parkway
Suite 680, 6th Floor
Nashville, TN 37243-0575

1(B) Department of Business Regulation
Securities Division
233 Richmond Street, Suite 232
Providence, RI 02903-4232



SHERB & CO., LLP

Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com

Offices in New York and Florida

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholder
Prime Capital Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Prime Capital Services, Inc. (a wholly-owned subsidiary of Gilman & Ciocia, Inc.) (the "Company"), for the year ended June 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and

procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Stockholder and Management of the Company, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



New York, New York
August 23, 2007

END